UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Zone 4 Play Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   989759 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                  Shimon Citron, 4 ovadia St. Ramat Gan, Israel
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------
CUSIP No.  989759 10 5
--------------------------
--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Shimon Citron
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [ ]
               (b)  [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
--------- ----------------------------------------------------------------------
                     7      SOLE VOTING POWER

      NUMBER OF             3,258,771 (1)
       SHARES        ------ ----------------------------------------------------
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY
        EACH                0
     REPORTING       ------ ----------------------------------------------------
       PERSON        9      SOLE DISPOSITIVE POWER
        WITH
                            3,258,771 common shares (1)
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
----------------- ------ -------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,258,771 (1)
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.13% (based on 17,976,190 shares of Common Stock issued and outstanding)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

(1) Includes 494,449 shares held by Yariv Citron, son of Shimon Citron.

Item 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Zone 4 Play, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 103 Foulk Road, Suite 202, Wilmington, DE 19803.

Item 2. Identity and Background

(a) This statement is being filed by Shimon Citron (the "Reporting Person"), individually.

(b) The residence address of the Reporting person is 4 Ovadia St. Ramat Gan, Israel.

(c) The Reporting Person's present principal occupation is Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(e)  The Reporting Person is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Shimon Citron acquired 3,258,771 shares of Common Stock of the Issuer (1) through a private share purchase transaction and used personal funds to purchase such shares.

Item 4. Purpose of Transaction

Mr. Shimon Citron entered into the above-mentioned transaction to acquire shares of the Issuer's Common Stock for investment purposes.

Mr. Shimon Citron has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the Common Stock to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

Item 5. Interest in Securities of the Issuer

Currently, Mr. Shimon Citron beneficially owns an aggregate of 3,258,771 shares of Common Stock of the Issuer (18.13%) and has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. (1)

Except as set out above, Mr. Shimon Citron has not effected any other transaction in the Common Stock of the Issuer in the past sixty days.



(1) Includes 494,449 shares held by Yariv Citron, son of Shimon Citron.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Shimon Citron entered into a Stock Purchase Agreement, dated December 1, 2003, with Old Goat, Inc, in connection with the purchase of a total of 3,258,771 shares of Common Stock of the Issuer.(1)

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Stock Purchase Agreement dated December 1, 2003 between Zone4play, Inc. and Old Goat Enterprises, Inc.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2004


/s/ Shimon Citron
-----------------------
Shimon Citron



(1) Includes 494,449 shares held by Yariv Citron, son of Shimon Citron.